

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

January 11, 2017

<u>Via E-Mail</u>
David Matthews
Chief Financial Officer
Ardagh Finance Holdings S.A.
56, rue Charles Martel
L-2134 Luxembourg

> **Re:   Ardagh Finance Holdings S.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 28, 2016**
> **File No. 333-214684**

Dear Mr. Matthews:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2016 letter.

<u>General</u>

1.   Please revise your registration statement to include all information that may not be omitted pursuant to Rule 430A, including the number of Class A common shares being offered pursuant to this registration statement. Please refer to Question 227.02 of the Compliance and Disclosure Interpretations for Securities Act Rules.

Unaudited Condensed Combined Pro Forma Financial Information, page 52

2.      We note your response to comment 10 in our letter dated December 14, 2016.  Given that you present pro forma profit for the year ended December 31, 2015 and the period ended September 30, 2016, it is unclear why the application of SAB Topic 1:B.3 with regards to the €270 million dividend would result in an anti-dilutive pro forma loss per share presentation and correspondingly not provide useful information.  Please revise or advise as necessary.

Management's Discussion and Analysis of Financial Condition and Results . . ., page 67

3.      We note your response to comment 17 in our letter dated December 14, 2016.  We continue to believe that you should expand your disclosures to discuss the effective tax rate and address the significant items that are impacting the effective rate including the extent to which they are impacting the rate.  For example, you note the impact of non-deductible interest.  In a similar manner to your response, please also disclose why the effective tax rate in the historical financial statements may not be indicative of your expected effective tax rate in future periods.

Intellectual Property and Innovation, Development and Engineering, page 102

4.      We note your response to comment 19 in our letter dated December 14, 2016 and we re-issue our comment.  Please revise this section to disclose the amount spent during each of the last three financial years on research and development activities.  See Item 4 of Form F-1 and Item 5.C of Form 20-F.

Shares Eligible for Future Sale, page 145

5.      We note your response to comment 21 in our letter dated December 14, 2016.  Please confirm that you will update your disclosure in subsequent amendments should you determine the circumstances under which the Parent Company could cause you to exchange Class B or Class A common shares with the Parent Company or ultimate beneficial owners.

Financial Statements of Ardagh Finance Holdings S.A.

General

6.      We remind you of the financial statement updating requirements provided in Item 8.A.4 of the Form 20-F.

Note 14.  Employee Benefit Obligations, page F-49

7.      We note your response to comment 23 in our letter dated December 14, 2016.  It is not clear why only certain disclosures were disaggregated pursuant to IAS 19.138.  For example, disclosures related to the amounts of defined benefit obligations and assets were not disaggregated.  Please revise or advise as necessary.

Financial Statements for the Period Ended September 30, 2016

Note 3.  Intangible Assets and Property, Plant and Equipment, page F-84

8.      We note your response to comment 26 in our letter dated December 14, 2016.  Given that other intangible assets represent approximately 14% of your total assets at September 30, 2016, please revise to provide further disaggregated disclosures by class.  We note that you provide further disaggregated disclosures for the year ended December 31, 2015 on page F-25.  Refer to IAS 38.118.

Financial Statements for Certain Metal Beverage Packaging Operations of Ball Corporation,

General

9.      We note your response to comment 28 in our letter dated December 14, 2016.  In a similar manner to your response, please provide robust disclosure regarding how the financial statements were prepared.  Please ensure your disclosures address the following:
- Please better clarify in your disclosures how it was determined which metal packaging operations should be included in the carve-out financial statements including if it is all of the metal packaging operations in certain countries;
- Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf.  Please disclose that management's estimates of what the expenses would have been on a stand-alone basis is not practicable in a similar manner to your response;
- Please specifically disclose the allocation method used for each material type of cost allocated; and
- Please expand your disclosures to provide an analysis of the intercompany accounts with Ball Corporation pursuant to Question 4 of SAB Topic 1:B.1.  This could include a summary of cash transfers between you and Ball Corporation and the corresponding nature of the transfers.

Financial Statements for Certain Beverage Can Operations of Rexam PLC

General

10.    We note your response to comment 29 in our letter dated December 14, 2016.  Please help us better understand why these financial statements were prepared at the specific plants and facilities level whereas the financial statements for certain metal beverage packaging operations of Ball corporation were prepared at the reporting division level.  Please also provide the following additional disclosures regarding how these financial statements were prepared:

- Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf.  Please disclose that management's estimates of what the expenses would have been on a stand-alone basis is not practicable in a similar manner to your response;
- Please specifically disclose the allocation method used for each material type of cost allocated.  It appears that certain costs, including IT costs, were allocated differently amongst the various Rexam plants and operations included in these financial statements.  Please address in your disclosures how you determined this methodology to be reliable pursuant to IAS 8.10(b); and
- In regards to the disclosures related to intercompany accounts with Rexam PLC, please better clarify how the amounts reported on page F-178 correspond to the net transfers to Rexam amounts reported on page F-157.  For example, you disclose corporate allocations of $36.7 million and sales to other Rexam entities of $26.2 million in 2015 on page F-178, which represents a net of $10.5 million compared to net transfers to Rexam of $45.2 million for 2015 on page F-157.  Please provide additional clarity in your disclosures regarding the nature of the transfers between you and Rexam PLC.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc:    Richard Alsop
Shearman & Sterling LLP